                                                                      EXHIBIT 12

                                TRIBUNE COMPANY

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                         (In thousands, except ratios)

                                         First
                                        Quarter                  Fiscal Year Ended December
                                         Ended    ------------------------------------------------------
                                        3/26/00         1999       1998       1997       1996       1995
                                       --------   ----------  ---------  ---------  ---------  ---------
Income from continuing operations,
 before cumulative effect of
 accounting change (A)                 $ 71,236   $1,483,050   $414,272   $393,625   $282,750   $245,458

Add:
 Income tax expense                      48,139      957,029    290,817    265,375    191,663    167,076
 Losses on equity investments            11,795       21,545     33,980     34,696     13,281     13,209
                                       --------   ----------  ---------  ---------  ---------  ---------
 Subtotal                               131,170    2,461,624    739,069    693,696    487,694    425,743
                                       --------   ----------  ---------  ---------  ---------  ---------
Fixed charge adjustments
 Add:
   Interest expense                      30,519      113,031     88,451     86,502     47,779     21,814
   Amortization of capitalized
    interest                                517        2,065      2,068      2,076      2,108      2,253
   Interest component of rental
    expense (B)                           3,243       11,217     10,671     10,416      9,362      8,200
                                       --------   ----------  ---------  ---------  ---------  ---------
Earnings, as adjusted                  $165,449   $2,587,937   $840,259   $792,690   $546,943   $458,010
                                       ========   ==========  =========  =========  =========  =========

Fixed charges:

   Interest expense                    $ 30,519   $  113,031   $ 88,451   $ 86,502   $ 47,779   $ 21,814
   Interest capitalized                     575        1,117      1,897        224        168        610
   Interest component of rental
    expense (B)                           3,243       11,217     10,671     10,416      9,362      8,200
   Interest related to guaranteed
    ESOP debt (C)                         2,679       13,146     15,578     17,901     20,134     22,057
                                       --------   ----------  ---------  ---------  ---------  ---------
Total fixed charges                    $ 37,016   $  138,511   $116,597   $115,043   $ 77,443   $ 52,681
                                       ========   ==========  =========  =========  =========  =========

Ratio of earnings to fixed
 charges (A)                                4.5         18.7        7.2        6.9        7.1        8.7
                                       ========   ==========  =========  =========  =========  =========

(A)   Income from continuing operations included non-operating net gains of
      $8.0 million in the 2000 first quarter, $1,067.6 million in 1999,
      $63.5 million in 1998, $68.9 million in 1997, $6.0 million in 1996 and $8.7 million in 1995. Excluding these non-operating items, the ratio of earnings to fixed charges was 5.1 in the 2000 first quarter, 6.0 in
      1999, 6.2 in 1998, 5.9 in 1997, 7.1 in 1996 and 8.4 in 1995. See Note 5 to
      the Company's Condensed Consolidated Financial Statements in this Form
      10-Q and the Eleven Year Financial Summary in the Company's 1999 Annual
      Report to Shareholders for further discussion of these non-operating items.

(B)   Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.

(C)   Tribune Company guarantees the debt of its Employee Stock Ownership Plan (ESOP).